Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings Per Share
(In thousands, except per share amounts)

	Years Ended December 31,
	2010	2009	2008
Basic
Earnings:
Net income attributable to common shareholders	$8,922	$19,239	$23,473

Shares:
Average common shares outstanding	8,681	8,364	8,242

Basic earnings per common share	$1.03	$2.30	$2.85

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$8,922	$19,239	$23,473

Shares:
Average common shares outstanding	8,681	8,364	8,242
Potentially dilutive common shares outstanding	570	619	518
Diluted average common shares outstanding	9,251	8,983	8,760

Diluted earnings per common share	$0.96	$2.14	$2.68

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Option/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for 2010 excluded from the denominator zero options and 4,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2009 excluded from the denominator 35,000 options and 4,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2008 excluded from the denominator 111,000 options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.